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3/18/2002

02021441

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52756

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 07 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRANITE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1517 FRANKLIN AVENUE
(No. and Street)

MINEOLA, NY 11501
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS DIDOMINICA (516) 248-8333
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COUGHLIN FOUNDOTOS CULLEN & DANOWSKI, LLP
(Name — *if individual, state last, first, middle name*)

10 ROOSEVELT AVENUE PORT JEFFERSON STATION, NY 11776
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02
SS

OATH OR AFFIRMATION

I, DOUGLAS DIDOMINICA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRANITE SECURITIES, LLC, as of DECEMBER 31,2001, ~~19~~X, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

[signature]
Signature

President
Title

[signature]
Notary Public

KRISTIN M. BRANCA
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-BR6054255
QUALIFIED IN NASSAU COUNTY
MY COMMISSION EXPIRES 01-29-2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANITE SECURITIES, LLC

FINANCIAL STATEMENT
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2001

and Independent Auditors' Report

GRANITE SECURITIES, LLC
December 31, 2001

Table of Contents

Coughlin Foundotos Cullen & Danowski, LLP
Certified Public Accountants

Vincent D. Cullen, CPA
James E. Danowski, CPA
Jill S. Fichter, CPA
George T. Foundotos, CPA
Peter F. Rodriguez, CPA

INDEPENDENT AUDITORS' REPORT

To the Members of
Granite Securities, LLC
Mineola, New York

We have audited the accompanying balance sheet of Granite Securities, LLC as of December 31, 2001 and the related statement of operations and members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Granite Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Coughlin Foundotos Cullen Danowski, LLP

February 15, 2002

GRANITE SECURITIES, LLC
BALANCE SHEET
December 31, 2001

ASSETS		
CURRENT ASSETS		
Cash	$	71,330
Loans receivable		3,000
Total Current Assets		74,330
	$	74,330
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	102
Commissions payable		10,540
Total Current Liabilities		10,642
MEMBERS' EQUITY		63,688
	$	74,330

GRANITE SECURITIES, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
For the Year Ended December 31, 2001

REVENUES	$	151,279
OPERATING EXPENSES		216,283
Income from operations		(65,004)
OTHER INCOME (EXPENSE)		
Interest expense		(31)
Interest income		893
Dividend income		1,774
Total other income (expense)		2,636
NET LOSS		(62,368)
MEMBERS' EQUITY, BEGINNING OF YEAR		61,056
Capital contributions		65,000
MEMBERS' EQUITY, END OF YEAR	$	63,688

GRANITE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (62,368)
Changes in assets and liabilities:	
Loans receivable	(3,000)
Accounts payable	102
Commissions payable	10,540
Net Cash Used in Operating Activities	(54,726)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	65,000
Net Cash Provided By Financing Activities	65,000
Net Increase in Cash	10,274
CASH - Beginning of Year	61,056
CASH - End of Year	$ 71,330
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid	$ 31

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Business Activity

Granite Securities, LLC (the "Company") was created on November 10, 1999 in the State of New York as a limited liability company for both Federal and New York State tax purposes.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD).

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c. Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory.

d. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

e. Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

f. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

2. CONCENTRATIONS OF CREDIT RISKS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $63,688, which was $13,688 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.16 to 1.

4. INCOME TAXES

No provision for federal and state income taxes has been made in the financial statement since the Company's profit and losses are reported on the individual members' tax return.

Coughlin
Foundotos
Cullen &
Danowski, LLP
Certified Public Accountants

Vincent D. Cullen, CPA
James E. Danowski, CPA
Jill S. Fichter, CPA
George T. Foundotos, CPA
Peter F. Rodriguez, CPA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members of
Granite Securities, LLC
Mineola, New York

Our report on our audit of the basic financial statement of Granite Securities, LLC for the year ended December 31, 2001 appears on page 1. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coughlin Foundotos Cullen Danowski, LLP

February 15, 2002

Ten Roosevelt Avenue • Port Jefferson Station, New York 11776-3337 • Tel: (631) 473-3400 • Fax: (631) 473-4863

GRANITE SECURITIES, LLC
SCHEDULE OF OPERATING EXPENSES
For the Year Ended December 31, 2001

Commissions paid	$ 97,945
Rent expense	38,500
Lease expense	3,650
Insurance	12,807
Professional fees	26,810
Office expense	1,755
Bank fees	2,374
Brokerage fees	1,966
Security	1,186
Dues and subscriptions	13,858
License and permits	15,432
Total Operating Expenses	$ 216,283

GRANITE SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2001

Net Capital		
Total members' equity	$	63,688
Deduct stockholders' equity not allowable for net capital		
Total stockholders' equity qualified for net capital		63,688
Net capital before haircuts on securities positions (tentative net capital)		63,688
Haircuts on securities		
Net Capital	$	63,688
Aggregate indebtedness		
Items included in consolidated financial condition:		
Commissions payable to brokers and dealers	$	10,540
Other accounts payable and accrued expenses		102
Total Aggregate Indebtedness	$	10,642
Computation of basic net capital requirement		
Minimum net capital required:	$	50,000
Excess net capital at 150 percent	$	-
Excess net capital at 100 percent	$	13,688
Ratio: Aggregate indebtedness to net capital		16%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	69,228
Audit adjustments to record commissions payable		(10,540)
Capital contribution		5,000
Net Capital Per Above	$	63,688

GRANITE SECURITIES, LLC
SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2001

Credit balances		
Free credit balances and other credit balances in customers' security accounts (including nonregulated commodity accounts, net of related margin deposits of $322)		$ -
Monies borrowed collateralized by securities carried for the accounts of customers		
Monies payable against customers' securities loaned		
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		
Credit balances in firm accounts that are attributable to principal sales to customers		
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		
Market value of short security count differences over thirty calendar days old		
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days		
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		
Total credit items		$ -
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		$ -
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		
Failed to deliver customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		
Other		
Gross debits		-
Less 3 percent charge		
Total debit items		-
Reserve computation		
Excess of total debits over total credits		$ -
Required deposit		$ -
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)		-
Excess as reported in Company's Part II FOCUS report		
Nonregulated commodity margin deposits erroneously excluded from the Company's computation		
Other items, net		
Excess per above computation		$ -

GRANITE SECURITIES, LLC
SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2001

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).	$ -
	A. Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
	A. Number of items	None